AMEX “REX”
TSX Exchange “VIR”
For Immediate Release
ViRexx Medical Corp.

VIREXX REVIEWS CORPORATE GOVERNANCE

EDMONTON, ALBERTA - September 7, 2007 - ViRexx Medical Corp. (“ViRexx”) (TSX:VIR; AMEX:REX) is disseminating this news release to clarify for the public certain matters referred to in the press release dated September 4, 2007 regarding corporate governance and as described more fully below. Pursuant to the Company's whistleblower program, a letter was forwarded to a member of the Board of Directors and the Company has commenced an internal investigation into certain matters described below.

There have been recent inquiries regarding the status of management of ViRexx, ViRexx reaffirms that Peter Smetek remains the Chairman of the Board and Interim Chief Executive Officer and Gary Woerz remains Chief Financial Officer. The Board of Directors has not changed since the May 3, 2007 annual general meeting at which they were elected. This election at the annual shareholders meeting conformed to all the rules and regulations under Alberta Law and conformed to all regulatory bodies governing Virexx in regards to calling of the annual meeting, collecting all of the votes submitted and counting those votes using an independent registered transfer agent. The Board of Directors elected by the vote of the shareholders is: Peter P. Smetek, Jr., Chairman of the Board, Jacques LaPointe, Douglas Gilpin, C.A., Michael Marcus and Yves Cohen.

There have been previous ViRexx news releases regarding ViRexx’s dealings with Sigma Tau Finanziaria S.p.A. (“Sigma Tau”) and its subsidiary Defiante Farmaceutica, Lda,(“Defiante”). When Sigma Tau purchased shares from ViRexx in connection with the acquisition of a license from ViRexx’s Irish subsidiary for manufacture and distribution of OvaRex in certain European countries, it purchased 1,818,182 shares of ViRexx for $1.10 which was a premium price compared to market value at the time this transaction was announced. Subsequent to current management being appointed on May 3, 2007, it was discovered that a member of ViRexx former management, without authorization from the Board of directors, issued a memorandum to Defiante stating that ViRexx would pay an amount calculated to be equal to the amount of the premium paid on the share purchase referred to above to assist in paying for Defiante’s costs manufacturing.

In the opinion of current management and the Board of ViRexx, this memorandum, if enforceable, could have the effect of completely off-setting the premium paid for the ViRexx shares by Defiante. ViRexx management has determined that public disclosure of this matter should be made, and disclosure was made in a press release dated July 25, 2007. In connection with the preparation of ViRexx’s second quarter financial statements and as a result of discussions on this matter with ViRexx’s auditors, an independent legal opinion was sought regarding the potential liability of ViRexx to pay any amount for manufacturing costs to Defiante pursuant to the memorandum referred to above. Independent legal counsel has provided an opinion to ViRexx management that classified any claim by Defiante or Sigma Tau for these funds as doubtful and disputed. ViRexx will continue to deal with this matter in the normal course of its business.

At no time were the Directors, who are presently sitting on the Board of Directors of ViRexx and who were also on the Board of Directors of ViRexx at the time the Sigma Tau license was granted and ViRexx shares sold to Defiante, aware of the memorandum sent by a member of former management pursuant to which former management agreed to pay Defiante for additional manufacturing costs; nor were they informed or aware of any difficulties with the science development programs of ViRexx other than that which has already been publicly disclosed.

At no time, to the best of management’s knowledge, has any public disclosure been made by ViRexx which, at the time the disclosure was made, management and the Board of Directors did not believe to be true and plain disclosure. If subsequent events have occurred, ViRexx's current management has used their best efforts to disclose these events where appropriate.

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In addition, ViRexx has engaged the services of three law firms to assist the Company in its internal investigation into the Sigma Tau matter and other litigation discussed in this release and the Company's public filings.

In response to several requests about extending outstanding warrants set to expire on September 30, the Company has no present intention to seek approval to extend the expiration date on these warrants.

In order to correct any misconceptions regarding the stages to which ViRexx’s science has progressed we describe below our three main platforms:

AIT™ Platform

ViRexx continues to be cautiously optimistic regarding the results of ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer which is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation.

Chimigen™ Platform
Current Status of Chimigen™ Platform Research and Development

Chimigen™ HBV Therapeutic Vaccines:

The first ChimigenTM Hepatitis B vaccine candidate, CHB-111 (formerly HepaVaxx B Vaccine), a therapeutic agent to treat chronic hepatitis B infection, recently completed a Phase I safety clinical trial, with no significant adverse events associated with the treatment.

On the recommendation of the Scientific Advisory Board, further production and clinical development of this vaccine candidate has been terminated in order to evaluate more suitable vaccine candidates, better production methods and evaluation in both ex vivo and in vivo experiments. These initiatives are currently progressing well and on track.

Chimigen™ HCV Vaccines:

The platform has been used to produce several potential HCV therapeutic vaccine candidates. Among these, two of the most suitable candidates have been identified. These are currently being evaluated for scaled up production and immune responses for both ex vivo assay systems and in animals. These are on track as has been previously announced in other disclosure material.

Chimigen™ Bio-defense Vaccines:

ViRexx is continuing its research collaboration with Defense Research and Development Canada Suffield (DRDC Suffield) with networking and financial contributions from NRC-IRAP, to study ViRexx's proprietary ChimigenTM Vaccine platform for Bio-defense applications.

Chimigen™ Nanoparticle Vaccines:

ViRexx’s research collaboration with National Research Council Canada's National Institute for Nanotechnology (NINT), with networking and financial contributions from NRC-IRAP, is ongoing. Researchers at NINT are studying the physical characteristics as well as nanoparticle forming properties of ChimigenTM Vaccines, produced using ViRexx's proprietary ChimigenTM Vaccine platform technology, for targeted nanoparticle applications of the platform.

Chimigen™ Avian Influenza Vaccines:

Several potential avian influenza vaccine candidates have been produced using Chimigen™ Vaccine Platform. These are currently being evaluated in laboratory studies, to be followed by evaluation in animal models.

Occlusin™ Platform

We are engaged in an extensive review process regarding the status of the Occlusin program and associated ongoing animal studies. We are especially hopeful to make significant progress with Occlusin 500, which we hope to file as a medical device thus shortening the time to approval.

Management and the Board of Directors are committed to working with ViRexx’s scientists to maximize the potential of our development programs and to bring product to market as soon as is possible.

For additional information about ViRexx, please see www.virexx.com.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

THE AMERICAN STOCK EXCHANGE AND THE TSX HAVE NOT APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

For more information, please contact:

Gary Woerz
Chief Financial Officer
ViRexx Medical Corp.
Tel: (780) 989-6708
Fax: (780) 436-0068